WITHDRAWAL REQUEST

Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10006

May 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549
Attention: Matthew Crispino

Re: Siyata Mobile Inc.

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-278697

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Spartan Capital Securities LLC, as sole placement agent on a best efforts basis, hereby joins Siyata Mobile Inc., (the “Company”) in withdrawing its request submitted on May 2, 2024 for acceleration of the effectiveness of the Registration Statement on Form F-1 (File No. 333-278697) (the “Registration Statement”) for May 6, 2024 at 5:00 p.m., Eastern Time.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Scott E. Linsky, at (732) 395-4400.

Thank you for your assistance in this matter.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer